ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Kathleen M. Nichols
T +1 617 854 2418
F +1 617 235 0862
kathleen.nichols@ropesgray.com

December 4, 2015

Ms. Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4720

Re:	Virtus Opportunities Trust (the “Registrant”)

(File No. 333-207817)

Dear Ms. Dubey,

We are writing to respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to us by telephone on November 20, 2015, November 24, 2015 and November 30, 2015 in connection with the above-referenced registration statement on Form N-14, filed with the Commission on November 5, 2015. The Staff’s comments are set forth below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in Part A of the registration statement.

1.           Q&A For Shareholders

a.           Comment. In response to the “Why did the Board of Trustees approve the Reorganization?” section, please disclose why you believe Equity Trend offers shareholders a management fee structure that is more appropriate for the investment strategy the Funds now employ.

Response.  The response has been revised, in relevant part, to include the following:

“Dynamic Trend has historically employed an “alternative” investment strategy that is often associated more with hedge fund managers than with traditional mutual funds and its management fee included a performance adjustment, which is a common structure for hedge fund management fees but less common for traditional mutual funds. Due to a subadviser change for Dynamic Trend in May 2015, its investment strategies now align relatively closely with those of Equity Trend, a more traditional mutual fund. VIA believes that Equity Trend’s management fee structure, which does not include a performance adjustment, is more appropriate for the Funds’ investment strategy.”

b.           Comment.   In response to the “Will Fund expenses increase as a result of the Reorganization?” section please answer definitively, yes or no, whether current and pro forma Fund expenses will increase as a result of the Reorganization.

Response. The following sentence has been added to the beginning of the response:

“Yes, Equity Trend’s gross operating expenses exceed, currently and on a pro forma basis (except in the case of Class I shares), the current gross operating expenses of Dynamic Trend due to the operation of the performance fee adjustment with respect to Dynamic Trend’s management fee. Equity Trend, however, generally has lower “other expenses” than Dynamic Trend because, as it does not engage in short sales, it does not incur related expenses for dividends on short sales and interest. Furthermore, as discussed below, upon consummation of the Reorganization, the Adviser has contractually agreed to limit total operating expenses for Equity Trend through January 31, 2017.”

c.           Comment.  In response to the “Will the Reorganization create a taxable event for me?” section, please disclose whether the Funds will be receiving an opinion of counsel confirming its position that the Reorganization will not create a taxable event.

Response.  The following sentence has been added to the end of the response:

“Before or at the completion of the Reorganization, the Funds will have received an opinion from the law firm of Sullivan & Worcester LLP that, for federal income tax purposes, the Reorganization contemplated by the Plan should qualify as a tax-free reorganization.”

2.           Proxy/Prospectus

a.           Comment.  Under the question, “Why is the Reorganization being proposed?” the disclosure states that the Adviser has adjusted Dynamic Trend’s investment strategies. Please explain whether these sub-adviser and strategy changes have been completed. If not, please disclose how ongoing adjustments to the combined Fund’s portfolio will impact shareholders.

Response. The Registrant confirms that the transition of Dynamic Trend’s investment strategies upon the subadviser change in May 2015 has been completed and that such investment strategies now closely align with those of Equity Trend. As a result, VIA does not anticipate significant portfolio repositioning to occur as a result of the Reorganization.

b.           Comment.   Please adjust the table comparing the Funds’ investment strategies so that corresponding disclosure is more closely aligned in each column and disclose that the principal investment strategy for Equity Trend does not permit short selling.

Response.  The requested changes have been made.

c.           Comment.  In response to the “How do the Funds’ fees and expenses compare?” section, please include a statement indicating that fees and expenses are currently higher for Equity Trend than for Dynamic Trend, and that pro forma fees for Equity Trend are expected to be higher than current fees for Dynamic Trend following the Reorganization.

Response. The disclosure has been revised, in relevant part, as follows:

“Equity Trend’s gross operating expenses exceed, currently and on a pro forma basis (except in the case of Class I shares), the gross operating expenses of Dynamic Trend due to the operation of the performance fee adjustment with respect to Dynamic Trend’s management fee. Equity Trend, however, generally has lower “other expenses” than Dynamic Trend because, as it does not engage in short sales, it does not incur related expenses for dividends on short sales and interest. Furthermore, as discussed below, upon consummation of the Reorganization, the Adviser has contractually agreed to limit total operating expenses for Equity Trend through January 31, 2017. The Funds also have important differences in the structure of their management fees. Equity Trend pays a management fee accrued daily at an annual rate of 1.00% of its net assets (0.95% for assets in excess of $10 billion).”

d.           Comment.  Please conform the heading of the table entitled “Fees and Expenses (as a percentage of daily assets)” to the language included in Item 3 of Form N-1A.

Response.  The requested change has been made.

e.           Comment.   Please disclose any legal proceeding to include the recent 2015 settlement between VIA and the SEC, that you believe to be responsive to Item 10(a)(3) of Form N-1A.

Response.  The Registrant does not believe that there is any material pending legal proceeding likely to have a material adverse effect on the Funds or the ability of the investment adviser or principal underwriter to perform its contract with the Fund, as contemplated by Item 10(a)(3) of Form N-1A.

f.            Comment.  Under the “What will be the primary federal tax consequences of the Reorganization?” section, please confirm that the opinion to be supplied by tax counsel will comply with and be consistent with Staff Legal Bulletin 19.

Response.  The Registrant confirms that the opinion will comply with and be consistent with Staff Legal Bulletin 19

g.           Comment.  The Registrant discloses that each Fund is subject to Sector Focused Investing Risk. Please disclose whether either Fund is currently focused in a particular sector. If so, please disclose any such sectors, and include a comparison of the sectors in which each Fund focuses in the table comparing the Funds’ principal investment strategies beginning on Page 7 of the Proxy/Prospectus.

Response.   The Registrant confirms that the Funds are not currently focused in any particular sector.

h.           Comment.   Please confirm whether, for voting purposes, each shareholder is entitled to one vote for each dollar of net asset value, or whether each shareholder is entitled to one vote for each share owned by such shareholder. (Page 26)

Response.  The relevant disclosure has been updated to read as follows:

“In voting for the Plan, each shareholder is entitled to one vote for each dollar of NAV (number of shares held times the NAV of the applicable class of the applicable Fund).”

i.            Comment.  Please disclose under “Shareholder Information” the number of Class B shareholders as of the Record Date or, alternatively, disclose that Class B shareholders are included with amounts presented for Class A shareholders.

Response.  The relevant disclosure has been updated to include the number of Class B shareholders as of the Record date and to state that all Class B shares will be converted into Class A shares immediately before the Reorganization.

3.           Statement of Additional Information

a.           Comment.  Please provide an analysis of the factors the Registrant considered in determining which Fund should be the accounting survivor in the Reorganization, as set forth by the Staff in North American Security Trust 1993 SEC No-Act. LEXIS 876 (pub. avail. Aug. 5, 1994) (the “NAST Letter”).

Response:  The NAST Letter sets out several factors for consideration in determining which fund is the accounting survivor of a reorganization:

“In determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies. We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.”

The Registrant believes that the combined fund resulting from the Reorganization will more closely resemble Equity Trend, and therefore Equity Trend should be considered the accounting survivor of the Reorganization, for the following reasons:

•	Equity Trend will be the legal survivor in form;

•	The choice of Equity Trend as the accounting survivor is in accordance with Generally Accepted Accounting Principles (“GAAP”);

•	The Funds share the same adviser and subadviser;

•	The management fee structure of Equity Trend after the Reorganization will more closely resemble that of Equity Trend before the Reorganization, in that in neither case is there a performance adjustment. In addition, the estimated net expense ratios of Equity Trend, upon expiration of the contractual expense limitations after January 31, 2017, are anticipated to more closely resemble the current net expense ratios of Equity Trend. This is due to VIA contractually agreeing to limit the total operating expenses (excluding dividend and interest expenses, taxes, brokerage commissions, leverage expenses, extraordinary expenses and acquired fund fees and expenses, if any) of Equity Trend through January 31, 2017;

•	Equity Trend’s portfolio management team will continue to manage Equity Trend following the Reorganization without the use of short positions or leverage which, while either reduced (short positions) or discontinued (leverage) in recent months for Dynamic Trend, form an important part of Dynamic Trend’s historic performance, Equity Trend’s prior performance is likely to be more relevant to investors going forward; and

•	With the exception of certain short positions held by Dynamic Trend, the Funds have virtually identical holdings.

b.           Comment.  Please disclose the accounting survivor of the merger.

Response.  The Registrant confirms that Equity Trend will be the accounting survivor of the merger as disclosed in the Pro Forma Financial Information for the Period Ending September 30, 2015 (the “Pro Forma Financials”).

c.           Comment.  In the Pro Forma Financials, please disclose capital loss carryforwards, if any, for each Fund, the expiration dates of such carryforwards, and any potential limitation to the carryforwards.

Response.  The below language has been added to the Pro Forma Financials:

“As of September 30, 2015, Dynamic Trend had a total of $132,624.00 in capital loss carryforwards. Of this amount, $24,041.00 will expire on September 30, 2016. The remainder, totaling $108,583.00, does not have an expiration date. As of the same date, Equity Trend did not have any capital loss carryforwards.”

d.           Comment.   In the Pro Forma Financials, please include the management fee schedule for the Advisory Agreement in the narrative.

Response.   The requested change has been made.

e.           Comment.   Please consider amending the registration statement to replace the Funds’ unaudited financial statements for the fiscal year ended September 30, 2015 with their audited financial statements for this fiscal year, if available before mailing the prospectus/proxy statement.

Response.   Registrant intends to file a post-effective amendment to incorporate by reference the audited financial statements for the period ended September 30, 2015 that are scheduled to be filed with the SEC in advance of the mailing date for the Prospectus/Proxy and to update, where appropriate, financial information. Accordingly, Registrant will remove the unaudited financial statements currently included in the Statement of Additional Information and will file an appropriate auditors consent as an exhibit.

*          *          *

The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in its filing captioned above. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to its filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirm that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

* * * * *

Please feel free to contact me at (617) 854-2418 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Very truly yours,

/s/ Kathleen M. Nichols

cc:	James E. Thomas, Esq.
Kevin J. Carr, Esq.
Ann Flood

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